Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	John Dana Brown, Esq.
Ada D. Sarmento, Esq.

VIA EDGAR AND OVERNIGHT COURIER	February 1, 2017

Bioceres S.A. - Withdrawal of Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Bioceres S.A., a company incorporated in Argentina (the “Company”), we hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form F-1, together with all exhibits and amendments thereto (File No. 333-207101), originally filed with the Securities and Exchange Commission (“Commission”) on September 24, 2015 (the “Registration Statement”) be withdrawn effective immediately. The Company submits this request for withdrawal as it does not intend at this time to pursue the contemplated public offering of the securities covered by the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please send copies of the Order to the Company’s counsel, Linklaters LLP, 1345 Avenue of the Americas, New York, NY 10105, facsimile number (212) 903-9100, Attention: Conrado Tenaglia.

Should you have any questions regarding this request for withdrawal, please contact by telephone Conrado Tenaglia of Linklaters LLP at (212) 903-9010 or Matthew Poulter of Linklaters LLP at (212) 903-9306.

Yours sincerely,

/s/ Federico Trucco

Federico Trucco
CEO, Bioceres S.A.

cc:	Gloria Montaron Estrada, General Counsel, Bioceres S.A.
Conrado Tenaglia, Linklaters LLP
Michael Coddington, Faegre Baker Daniels LLP